NEWS RELEASE

SHAW EXTENDS $1 BILLION CREDIT FACILITY

Calgary, Alberta (December 22, 2014) – Shaw Communications Inc. (“Shaw”) announced today that it has amended the terms of its five-year $1 billion bank credit facility with its syndicate of ten financial institutions, including The Toronto-Dominion Bank as lead arranger and sole bookrunner, Canadian Imperial Bank of Commerce, Royal Bank of Canada and The Bank of Nova Scotia as syndication agents and Bank of Tokyo-Mitsubishi UFJ (Canada) as documentation agent. The maturity date of the facility has been extended from January 2017 to December 2019. The facility is used for general corporate purposes.

About Shaw Communications Inc.
Shaw Communications Inc. is a diversified communications and media company. Shaw serves 3.2 million consumers and businesses through a reliable and extensive fibre network. Shaw provides consumers with broadband Internet, WiFi, Digital Phone and Video services. Shaw Business provides businesses with Internet, data, WiFi, telephony, Video and fleet tracking services, and ViaWest provides collocation, cloud and managed services. Shaw Media provides Canadians with engaging programming content through one of Canada’s largest conventional television networks, Global Television, and 19 specialty networks, including HGTV Canada, Food Network Canada, HISTORY® and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR). For more information about Shaw, please visit www.shaw.ca.

For further information, please contact:
Shaw Investor Relations investor.relations@sjrb.ca